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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM U-3A-2                File No. 69-00410


   STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE
          PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     To Be Filed Annually Prior to March 1


                                UGI CORPORATION
                              460 NORTH GULPH ROAD
                           KING OF PRUSSIA, PA  19406
                               (Name of company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

         UGI Corporation (the "Company" or "UGI") was incorporated as a stock corporation under the laws of Pennsylvania on December 20, 1991. The Company's principal office is located at 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

         UGI is a holding company which owns directly seven subsidiaries as follows:

               a. UGI Utilities, Inc. ("UGI Utilities") is a public utility company incorporated in Pennsylvania that owns and operates (i) a natural gas distribution utility serving 14 counties in eastern and southeastern Pennsylvania, and (ii) an electric utility serving parts of Luzerne and Wyoming Counties in northeastern Pennsylvania.

                    UGI Development Company, an inactive Pennsylvania corporation, is a wholly owned subsidiary of UGI Utilities.

               b. AmeriGas, Inc. is a Pennsylvania corporation which conducts a propane distribution business from over 600 district locations in 45 states through AmeriGas Partners, L.P., a Delaware Limited Partnership (the "Partnership"). Through its subsidiaries, AmeriGas, Inc. owns 58% of the Partnership. AmeriGas Propane, Inc., a Pennsylvania corporation, is a wholly owned subsidiary of
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AmeriGas, Inc. and the sole general partner of the Partnership.  AmeriGas, Inc.
is also the parent company of Four Flags Drilling Company, Inc., an inactive Pennsylvania corporation.

                    Four Flags Drilling Company, Inc. is the parent company of Four Flags Holding Company, a Delaware investment holding company.

                    AmeriGas Propane, Inc. is the parent company of (i) AmeriGas Technology Group, Inc., a Pennsylvania corporation engaged in the commercialization of a patented process for use by waste treatment facilities, and (ii) Petrolane Incorporated, a Pennsylvania holding company.

                    AmeriGas Partners, L. P. is the parent company of AmeriGas Finance Corp., a Delaware corporation that serves as co-obligor for certain debt securities of the Partnership. AmeriGas Partners holds the limited partnership interests in AmeriGas Propane, L.P., a Delaware limited partnership.

                         AmeriGas Propane, L.P. is the parent company of (i)
AmeriGas Propane Parts & Service, Inc., a Pennsylvania corporation which sells appliance parts and fittings and services propane appliances, (ii) Northwest LPG Supply Ltd., an inactive Canadian corporation, and (iii) Petrolane Offshore Ltd., an inactive Bermuda corporation.

               c. UGI Enterprises, Inc. is a Pennsylvania corporation that conducts a gas marketing business under the trade name of GASMARK through its subsidiary, UGI Energy Services, Inc., a Pennsylvania corporation, and an electric energy marketing business under the trade name POWERMARK through its subsidiary, UGI Power Supply, Inc., also a Pennsylvania corporation. Energy development partnerships in international markets are pursued through its wholly owned subsidiaries, (i) UGI Black Sea Enterprises, Inc., a Pennsylvania corporation, (ii) UGI International Enterprises, Inc., a Pennsylvania corporation, (iii) UGI International (China), Inc., a Delaware corporation,
(iv) UGI International (Romania), Inc., a Pennsylvania corporation, and (v) UGI Romania, Inc., a Pennsylvania corporation.

                    Energy Services Holding Company, a Delaware investment holding company, is a subsidiary of UGI Energy Services, Inc.

               d. UGI Properties, Inc. is a Pennsylvania corporation that owns UGI's corporate headquarters building in King of Prussia, Pennsylvania.

               e. Ashtola Production Company is an inactive Pennsylvania corporation.

                    Ashtola Production Company is the parent company of UGI Ethanol Development Corporation, an inactive Pennsylvania corporation, and Cryotex Incorporated, an inactive Delaware corporation.

               f. United Valley Insurance Company, a Vermont corporation, provides auto, general, and workers' compensation liability insurance coverage to UGI and certain of its subsidiaries.





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               g.  Northfield Holding Company is a Delaware investment holding company.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         The Company does not directly own any such properties.

               The Company's subsidiary that is a public utility company, UGI Utilities, Inc., owns the following properties and related land rights used for the generation, transmission, and distribution of electric energy for sale to customers in communities which have granted a franchise to provide electric energy:

               a. Principal generating plants: Hunlock generating station located near Kingston, Pennsylvania; and a 1.11% ownership interest in Conemaugh Station, located near Johnstown, Pennsylvania.

               b. Transmission lines: 2,092 miles of transmission and distribution lines and related facilities in portions of Luzerne and Wyoming Counties in northeastern Pennsylvania.

               c. Electric distribution facilities: 27 substations, transformers and associated distribution facilities located in the service area, in addition to the distribution lines referred to above.

               UGI Utilities provides natural gas services through approximately 4,200 miles of gas mains, related service facilities and land rights, for the distribution of natural gas throughout a 14 county service area in eastern and southeastern Pennsylvania to customers in communities which have granted a franchise to provide gas service. In addition, it owns the following properties used for the production and distribution of natural or manufactured gas:

               Gas storage plants: peak shaving facilities in Harrisburg, Reading and Bethlehem, Pennsylvania which produce propane air and have a design capacity to manufacture up to 35,000 Mcf. of propane air per day and a liquefied natural gas plant near Reading, Pennsylvania which has storage capacity of 270,000 Mcf. and is designed to add up to 25,000 Mcf. per day to the sendout capacity.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:





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               a.  Number of kwh. of electric energy sold (at retail or
wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                    None by UGI

                    UGI Utilities            870,802,058 kwh.

                       Sold at Retail         36,299,530 Mcf.
                       Transportation         42,022,996
                                              ----------
                         Total                78,322,526 Mcf.

               b. Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                    None by UGI or UGI Utilities

               c. Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                    None by UGI.

                         UGI Utilities - 7,399,945 Mcf.

                         NOTE:  UGI Utilities' principal business is the
distribution of natural gas exclusively within the Commonwealth of Pennsylvania. Incidental to its principal business, UGI Utilities may, from time to time, sell natural gas to other gas utilities or brokers on a wholesale basis. Some of these transactions may take place outside the state.

               d. Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                    None by UGI

                         UGI Utilities, Inc. - 44,281,573 Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

               a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                    None by UGI or UGI Utilities





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               b.  Name of each system company that holds an interest in such
EWG or foreign utility company; and description of the interest held.

                    None by UGI or UGI Utilities

               c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                    None by UGI or UGI Utilities

               d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                    None by UGI or UGI Utilities

               e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                    None by UGI or UGI Utilities

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1998.

                                   UGI CORPORATION
                                   (Name of claimant)


                                   By: /s/ Michael J. Cuzzolina
                                       -----------------------------
                                                (Title)
                                        Michael J. Cuzzolina
                                        Vice President - Accounting
                                           and Financial Control





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CORPORATE SEAL

Attest:

/s/ Brendan P. Bovaird
--------------------------
Brendan P. Bovaird
Corporate Secretary



Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


                               Brendan P. Bovaird
                              Corporate Secretary
                                UGI Corporation
                              460 North Gulph Road
                           King of Prussia, PA  19406





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                                   EXHIBIT A

     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

     Attached to this Form U-3A-2 as Exhibit A.

                                   EXHIBIT B

     A Financial Data Schedule setting forth the financial and other data that are applicable to the registrant on a consolidated basis.

     Attached to this Form U-3A-2 as Exhibit B.

                                   EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

     Not applicable.







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